Exhibit 99.1

NiCE World 2026: Where Agentic AI Meets Enterprise Scale

Leading global brands to share how agentic AI is transforming customer experience operations

Hoboken, N.J., June 1, 2026 – NiCE (Nasdaq: NICE) today announced NiCE World 2026, taking place June 8–10 at the Walt Disney World Swan and Dolphin in Orlando, Florida.

NiCE World is for enterprises that are moving past AI experimentation and into execution at scale. At this year's event, NiCE will unveil groundbreaking advances to its CX AI platform and agentic AI portfolio, giving attendees a front-row view of where enterprise CX is heading.

Leaders from Citi, Hyatt, Fabletics, Aetna, BritishTelcom, Geico, Lowe’s, Nationwide and 25+ other organizations will join 2,500+ CX and technology leaders, alongside NiCE’s strategic partners including Accenture, AWS, Concentrix, Deloitte, Pindrop, PwC, ServiceNow and Snowflake to share how they are using AI to automate self-service, orchestrate customer journeys, and improve workforce performance.

Keynotes from NiCE CEO Scott Russell, President of Product & Technology Jeff Comstock, and Chief AI Officer Philipp Heltewig will outline NiCE's CX AI platform and vision, while customer-led sessions provide the operational detail behind real-world deployments.

The three-day agenda spans 150+ sessions across strategy, architecture, and execution, with hands-on AI labs, EDU training, and an AI Agent Factory where attendees build and certify a working AI agent before leaving Orlando.

“AI isn’t an add-on to customer experience; it’s the intelligence powering it,” said Scott Russell, CEO of NiCE. “The focus now is execution at scale. NiCE World is where leaders come to see what that looks like in practice— deploying AI with precision, governing it with confidence, and delivering real business impact. This is where the future of customer experience comes to life.”

Registration for NiCE World 2026 is now open. To learn more, view the agenda, and register, visit: NiCE World 2026 | CX & AI Conference in Orlando, FL.

NiCE World London follows on July 1–2, 2026 at Olympia in Kensington. To learn more and register, visit NiCE World London 2026 | CX & AI Conference in UK.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1 551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Russell, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.